UTStarcom Holdings Corp. Level 6, 28 Hennessy Road, Admiralty, Hong Kong

October 28, 2014

VIA EDGAR AS CORRESPONDENCE

Mr. Larry Spirgel, Assistant Director

Mr. Gregory Dundas, Attorney-Advisor

Ms. Kathryn Jacobson, Senior Staff Accountant
Ms. Kenya Wright Gumbs, Senior Staff Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:              UTStarcom Holdings Corp.

Form 20-F for the year ended December 31, 2013

Filed April 18, 2014

File No. 001-35216

Dear Mr. Spirgel, Mr. Dundas, Ms. Jacobson and Ms. Gumbs:

This letter sets forth the response of UTStarcom Holdings Corp. (the “Company”) to the comments contained in the letter dated September 22, 2014 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2013 (the “2013 Form 20-F”).

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter and the Company’s responses thereto.

Note 3 — Divestitures, page F-29

1.                   It appears that the company paid cash consideration to buyers in the divestiture of both IPTV and NGN. The business case for paying the acquirer of these businesses is unclear. In the case of IPTV, in addition to the $30 million cash consideration, the company invested $20 million by purchasing convertible bonds of the divested entity, while attributing no value to the business beyond net book value at the time of divestiture. Please explain to us, in detail, the business case for paying the acquirer cash consideration in these transactions to transfer the businesses, and for investing an additional $20 million by purchasing convertible bonds of the new IPTV business. Include a discussion of what assets (tangible and intangible) and liabilities were transferred in these two transactions, how their fair value was determined, and whether the transferred liabilities were non-recourse or guaranteed by you.

The Company respectfully advises the Staff that the business rationale for both the IPTV and NGN transactions was to enhance shareholder value by divesting certain loss-making businesses and reallocating the Company’s resources into businesses with more growth potential. The Company believed that both IPTV and NGN were loss-making businesses that were the key factors contributing to the Company’s stock trading below cash per share value.

IPTV

The Company’s IPTV business had been in a loss position since inception. Over the years, the Company has attempted to improve IPTV’s negative operating results, including the adoption in 2009 of a restructuring plan that resulted in a worldwide reduction in workforce of approximately 50% of IPTV’s headcount and other cost reduction measures. However, IPTV continued to incur losses and by 2012, the Company considered the following four strategic options:

Option (1) - Shut down IPTV

In this option, the Company estimated that it would have had to spend at least $49 million in cash to settle both the net liabilities associated with IPTV business unit and severance and lease termination liabilities. The Company would also be subject to other potential liabilities if the Company closed down the IPTV business. For example, in addition to monetary liabilities, the Company was concerned that its reputation in the business community would suffer if the IPTV business was closed down and former customers who had purchased IPTV systems could not purchase additional systems or services.

Option (2) - Sell IPTV to a third party

Since early 2012, the Company’s management has actively approached potential buyers for IPTV, including China IPTV suppliers, such as ZTE and Huawei. However, no potential buyers indicated any interest due to the concern of having to assume the significant responsibilities with respect to the IPTV systems already deployed throughout China.

Option (3) - Maintain the status quo

In this option, no changes would be made to IPTV’s existing shareholding structure and it would continue to operate as a wholly-owned unit of the Company. IPTV would be expected to continue to generate net losses for the Company in the foreseeable future.

Option (4) - Transfer of IPTV and related assets and liabilities

In this option, the Company would transfer IPTV business and its associated assets and liabilities and $50 million in cash to a company formed by IPTV’s management in exchange for $20 million in convertible bonds issued by such newly formed company.

The Company’s management believed that option 4 was the best option, as it allowed the Company to exit the business with the least costs to the Company while retaining any potential upside if the IPTV business becomes successful in the future. The Company obtained a fairness opinion from an independent appraiser for the IPTV transaction prior to its consummation. The Company also obtained an independent appraisal report to validate the fair value of the convertible bond.

The following is a summary of assets and liabilities transferred to the newly formed IPTV Company:

(Amount in USD million)	Divestiture	Retained/Recorded by The Company*

Cash	50.0
Account Receivables	5.3	—
Notes Receivable	0.1	—
Inventory/Deferred Cost*	6.0	24.6
Other IPTV related Current Assets	5.4	—
Total Current Assets	66.8	24.6

Fixed Assets	1.2	—
Total Assets	68.0	24.6

Account Payable	(2.9)	—
Customer Advance	(2.4)	(37.3)
Tax Payable	(0.1)	—
Accrual Expenses	(7.1)	—
Other payable	(8.4)	—
Deferred revenue	(5.9)	(10.0)
Total Current Liability	(26.8)	(47.3)

Net assets (liabilities)	41.2	(22.7)
Prepaid contract service cost to the IPTV buyer	(22.7)	22.7
Convertible bond issued by the IPTV buyer	(20.0)	20.0

Less: transaction related costs:
Severance	(13.4)
Write-off of tax assets	(3.9)
Other transaction costs	(1.7)

Total Divestiture Loss	(17.5)

The above transferred liabilities are non-recourse and are not guaranteed by the Company except for those related to unassigned contracts for which we remain as the primary obligor and has subcontracted all obligations to the IPTV buyer with prepaid back to back contract service arrangements. The Company also transferred in-house developed intellectual properties to the new IPTV business, which had no book value on the Company’s book.

NGN

In each of 2011 and 2012, NGN contributed approximately $1.3 million in revenues and $4.0 million in costs to the Company’s results of operations. As such, it was considered a non-core and loss-making business of the Company. After undergoing an assessment of the available options to the Company with respect to NGN, the Company’s management determined that selling NGN’s assets and liabilities to an independent third-party purchaser would be in the Company’s best interests.  The purchaser was an existing player in the NGN solutions industry and committed to expanding the NGN business internationally, which would motivate NGN’s existing employees to remain with NGN and provide continuous support to its customers. The assets transferred to the independent third party were insignificant and the liabilities transferred consisted of severance liabilities of $0.5 million and unfulfilled contract liabilities of $2.7 million.

2.                   You state that although you remained the primary obligor, contractually, for the “un-assigned” customer contracts, all of the economic risks and benefits had been transferred to the buyer of the IPTV business. As such, please tell us your basis for recognizing revenue for the un-assigned contracts. Include reference to authoritative literature used as guidance.

The Company respectfully advises the Staff that the revenue recognition policy for those un-assigned contracts is consistent with the revenue recognition policy under ASC 605 applied for contracts before the divestiture and consistent with the policy applied for other similar contracts signed by the Company. Even though the Company has signed back-to-back (e.g. contracts that mirror the terms of un-assigned contracts, for which the Company recorded prepaid service costs of $22.7 million) contracts to transfer all of the economic risks and benefits of these un-assigned contracts to the buyer, from the point of view of the customers who have not agreed to an assignment of the contract to the IPTV buyer, the Company is sub-contracting its IPTV contracts to the IPTV buyer and it still remains as the sole and primary obligor of the contract. If the buyer fails to fulfill its obligations under the back-to-back contracts with the Company, the Company is still obligated to fulfill the contract with the customers. Many of the customers were unwilling to transfer such contract as the buyer is less well-known and less capitalized than the Company. As a result, the Company (i) continues to be the primary obligor of these un-assigned IPTV contracts, (ii) continues to be responsible for the performance of the contract and (iii) continues to be responsible for the collection of accounts receivables from customers. When the revenues from the un-assigned contracts are recognized, the same (i.e. an equal) amount of cost will be recognized.  As a result, there is zero gross margin for these un-assigned contracts. The Company proposes to revise the disclosure in Note 2, 3 on Page F-17, 29 in response to the Staff’s comment in conjunction with its filing of Form 20-F for the year ending December 31, 2014.

As to some customers who were not willing to assign their contracts to the buyer, the Company is still the primary obligor for those contracts that were not legally assigned to the buyer. Even though the Company signed back-to-back contracts to transfer all obligations and associated economic risks and benefits to the buyer, from the customer point of view, the Company is the sole and only obligor to their contracts. If the buyer fails to fulfil its obligations under the back to back contracts with respect to these un-assigned contracts with the Company, the company is still obligated to fulfil the obligations under the un-assigned contracts with the customers. Therefore, the Company was not able to derecognize the related liabilities of those un-assigned contracts. According to the back-to-back contracts with the buyer, all of the obligations and associated economic risks and benefits of the un-assigned contracts had been transferred to the buyer of the IPTV business. Therefore, the Company recorded the portion of the payment ($22.7 million) made to the buyer at the time of the divestiture as the prepaid service cost to fulfil the remaining liabilities related to those un-assigned contracts. As of August 31, 2012, the Company had both liabilities and assets of $47.3 million related to those un-assigned contracts:

Deferred revenues	10.0
Customer advances	37.3
Total liabilities associated with the unassigned IPTV contracts	47.3
Deferred contract costs	24.6
Prepaid contract service costs to buyer	22.7
Total assets associated with the un-assigned IPTV contracts	47.3

3.                   Further, you state that the company recorded $22.7 million of the consideration associated with the divestiture as deferred service cost to offset the remaining deferred revenue and customer advances associated with the un-assigned contracts. Please reconcile this amount to the $47.3 million in both liabilities and deferred costs related to the un-assigned contracts at December 31, 2012.

The Company respectfully advises the Staff that the total liability of $47.3 million associated with the un-assigned contracts consists of $10.0 million of deferred revenue and $37.3 million of customer advance as of August 31, 2012.  The total capitalized cost of $47.3 million associated with the un-assigned contract consists of $24.6 million of deferred cost and $22.7 million prepaid service fee to the IPTV buyer for the completion of the un-assigned contracts as of December 31, 2012.

The Company proposes to revise the disclosure in Note 2, 3 on Page F-17, 29 in response to the Staff’s comment in conjunction with its filing for Form 20-F for the year ending December 31, 2014 as noted in comment 2 above.

4.                   We note your determination that the divestiture of the IPTV business did not qualify for discontinued operation “due to the significant continuing involvement of the Company in the IPTV operations”. Please tell us the nature of your continuing involvement and why you deem it significant. Refer to ASC 205-20-55-15.

The Company respectfully advises the Staff that the Company was not able to assign $47.3 million or 85% out of the total IPTV contracts with total deferred revenue and customer advance of $55.6 million to the IPTV buyer as of August 31, 2012, at the time of the divestiture. As such, the Company will continue to serve as the primary obligor to all of the existing unassigned IPTV contracts, continue to be responsible for the performance of the contract in the eyes of the customer, and it will also be responsible for the collection of accounts receivables from customers and issuance of invoices to customers. These unassigned contracts with total deferred revenue and customer advances of $47.3 million are significant to the IPTV business at the time of the divestiture.  As of August 31, 2013, upon the expiration of the one year reassessment period after the divestiture, 56% of contracts with total deferred revenue and customer advances of $31 million remained unassigned, which was significant to the IPTV business. As the Company remains the primary obligor for all unassigned contracts as of August 30, 2012, all underlying cash flows will still flow through the Company even though it may subsequently flow out to the IPTV buyer after deducting an amount to cover the turnover tax. In addition, the Company also acts as the exclusive reseller for the Buyer in the international market under the IPTV Reseller Agreement and performs certain maintenance and warranty service for the existing contracts in the international market under the Master Service Agreement. Based on the above, the Company concluded that it still has significant cash flows and continuing involvement in the IPTV business after the divestiture of the IPTV business under ASC 205-20-55-15.

Note 6 — Cash, Cash Equivalents and Investments, page F-38

iTV Media Inc or iTV, pages F-38 and F-40

5.                   You concluded that the founder and CEO of iTV was the primary beneficiary of iTV Media for the year ended December 31, 2013 because he has “met the power criterion and loss/benefits criterion in accordance to ASC 810-10-25” and as reported on page F-10, he “retains the right to elect three of the five members.” However, we also note your disclosure on page F-41 with respect to the uncertainty that iTV will be able to receive enough financial support to run the business.” Towards that end, you have invested $20.0 million preference shares and $35.1 million convertible bonds through December 31, 2013 and appear to be their primary, if not their only, source of financial support. Tell us how you evaluated the guidance in ASC 810-10-25-38G in determining the primary beneficiary of iTV.

The Company respectfully advises the Staff that the Company has considered and thoroughly analyzed the guidance of ASC 810-10-25-38G in determining the primary beneficiary of iTV. Although the Company has been the primary source of funding for iTV, the Company believes that the CEO of iTV has been in control of the iTV since the Company deconsolidated iTV in June 2012, making all key decisions. One example of the CEO of iTV exercising control involves the controller that the Company assigned to work at iTV. Against the Company’s wishes, the CEO of iTV terminated the employment of that controller, which demonstrated the inability of the Company to appoint key management personnel at iTV.

The main reason that the Company continued to make investments in iTV in the form of convertible bonds was to provide bridge financing so that its investment value in iTV would be preserved and enhanced. It has been the Company’s intention to remain as a financial investor for iTV, but not the sole source of financing, since iTV’s deconsolidation in June 2012. When making these investments, the Company believed that iTV’s economic prospects were good and these investments would prove to be profitable. The Company has not been involved in iTV’s operations since deconsolidation.

The Company determined to remain as a financial investor since when it deconsolidated iTV in June 2012. The Company has urged iTV to find external funding from other third party investors since iTV’s deconsolidation. In 2014, iTV obtained 50% of its needed funding of $2.2 million from parties other than the Company. In addition, iTV has recently received a term sheet for $25 million funding from a potential new investor. Going forward, both the Company and iTV expect that more than 50% of its needed funding will be provided by investors other than the Company. As such, the Company expects that it will not be the primary source of financial support for iTV in 2014 and thereafter.

In summary, the CEO and founder of iTV has control over all key decisions at iTV that most significantly affect iTV’s economic performance both in accordance with Section 2.2 Designation of Directors and Section 2.5 Size of Board of Directors in iTV’s Voting Agreement and in practice. Additionally, even if the Company were to convert all of iTV’s convertible bonds held by it, the Company would not have enough voting rights to gain control of the board of directors in accordance with iTV’s Voting Agreement. Based on the above, the Company concluded that it is not the primary beneficiary of iTV.

Note 15 — Income Taxes, page F-60

6.                   We note that the US pretax loss of $156.7 million more than offset the cumulative pre-tax income from all other foreign sources. However, on page F-67, where you report sales by geographical area, US sales are insignificant. Please tell us why you had a significant US pretax loss during 2013.

The Company respectfully advises the Staff that the numbers presented in the Net Sales by Region are based upon the geographical location of the customer, instead of the legal entity location. In addition, the US pretax loss of $156.7 million was mainly attributable to the write off of UTSI’s intercompany receivable of $141 million from HUTS (its subsidiary incorporated in China). Prior to the Company transforming from a domestic listed company to a foreign private issuer in 2011, UTSI, an entity incorporated in US, was the parent company of the Company. The intercompany receivable of $141 million from HUTS represented research and development expenses and general and administration expenses UTSI allocated to HUTS in prior years. After considering the financial position of HUTS and the costs and difficulties of remitting foreign currency under China’s foreign exchange laws, the Company decided to write off this intercompany balance of $141 million between UTSI and HUTS in 2013. This write off has no impact on the Company’s consolidated financial statements as all intercompany balances have been eliminated at consolidation level and the related deferred income tax assets were fully reserved before due to uncertainty of realization.

Concentration of Credit Risk and Major Customers, page F-69

7.                   Please clarify why in 2012, your sales to entities affiliated with the government of China accounted for 42% of your total sales, when only 21% of your total sales during the year were based in China. Tell us the nature of the entities affiliated with the government of China and in what countries they were based.

The Company respectfully advises the Staff that the sales to entities affiliated with the government of China should have been 18% of the Company’s total sales in 2012. The Company proposes to revise the disclosure in Note 19 on Page F-69 in response to the Staff’s comment in conjunction with its filing of Form 20-F for the year ending December 31, 2014.

Entities affiliated with the government of China mainly refer to the state owned telecommunication providers, which are all based in China.

The Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions regarding the 2013 Form 20-F, please contact the undersigned at +86 571 8192 0102, or our U.S. counsel, David Zhang of Kirkland & Ellis, at +852 3761 3318. Thank you.

Very truly yours,

UTStarcom Holdings Corp.

By:	/s/ Min Xu
Name: Min Xu
Title: Chief Financial Officer